April 11, 2025

Christopher Britt
Chief Executive Officer
Chime Financial, Inc.
101 California Street, Suite 500
San Francisco, CA 94111

        Re: Chime Financial, Inc.
            Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted April 8, 2025
            CIK No. 0001795586
Dear Christopher Britt:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2025 letter.

Amendment No. 4 to Draft Registration Statement on Form S-1
Risk Factors
The multi-class structure of our common stock, page 68

1. We note your response to prior comment 4 and your disclosure in this risk factor that each of your co-founders will vote in their own discretion on any action requiring approval of your stockholders. Please add a separately captioned risk factor addressing the risk of deadlock and any resolution mechanism in situations when your co-founders may disagree and vote in ways that result in a deadlock. April 11, 2025
Page 2
Liquidity and Capital Resources, page 112

2. Please identify the "certain lenders" for the secured credit facility described here.
Business
Chime Workplace, page 163

3. We note the revised disclosure regarding Chime Workplace in response to prior comment 5. Noting the recent launch date for this product, please revise to clarify the nature of the employers with which you have agreements, the typical terms governing such arrangements, and their impact and intended impact to your business model, including, for example, acquisition of active members.
Principal Stockholders, page 230

4. Please revise footnotes 10, 12 and 13 to the beneficial ownership table on page 230 to name the natural persons who have voting and dispositive power over the shares owned by entities affiliated with DST Global, entities affiliated with AI Bells, and
       General Atlantic (CH), L.P.
Exhibits

5. We note your disclosure on pages 66 and 241 that the exclusive forum provision does not apply to actions brought under the Exchange Act of 1934. Please revise
       Article XIII in Exhibit 3.1 to make that clear or advise.

       Please contact Michael Henderson at 202-551-3364 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or James Lopez at 202-551-3536 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:   Rezwan Pavri, Esq.